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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*



                           InNexus Biotechnology Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45771Q104
                  --------------------------------------------
                                 (CUSIP Number)


                                  June 30, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)
                                Page 1 of 11 pages

-----------------------
  CUSIP No. 45771Q104                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York and London

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               5,743,000
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               5,743,000

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           5,743,000

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           11.0%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD

------------------------------------------------------------------------------



                                Page 2 of 11 pages

-----------------------
  CUSIP No. 45771Q104                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               5,743,000
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               5,743,000

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           5,743,000

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           11.0%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 11 pages

Item 1(a).         Name of Issuer:
                   InNexus Biotechnology Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   13208 East Shea Boulevard, Suite 200
                   The Mayo Clinic, MCCRB Building
                   Scottsdale, AZ  85259

Item 2(a).         Name of Persons Filing:
                   Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc., and The Goldman Sachs Group, Inc.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.:
                   85 Broad Street
                   New York, NY  10004

                   Goldman Sachs International:
                   133 Fleet Street
                   London EC4A 2BB
                   England

Item 2(c).         Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, Inc. - Delaware
                   Goldman Sachs International - London

Item 2(d).         Title of Class of Securities:
                   Common Stock, without par value

Item 2(e).         CUSIP Number:
                   45771Q104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
                              Goldman, Sachs & Co.

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                               Page 4 of 11 pages

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------
     * In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc. ("GSS"), resulting from GSS holding title to such securities as a secured creditor under a transfer of title financial collateral arrangement under English Law. As of July 11, 2007, GSS no longer held title to such securities, and, accordingly, the Reporting Persons no longer may be deemed to beneficially own such securities. This filing does not reflect securities, if any, beneficially owned by any other separate business units of Goldman, Sachs & Co, Goldman Sachs International and/or The Goldman Sachs Group, Inc. whose ownership is disaggregated from that of GSS in accordance with the Release. GSS disclaims beneficial ownership of any securities beneficially owned by any client accounts with respect to which GSS or its employees have voting or investment discretion, or both.



                               Page 5 of 11 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 25, 2007


                                GOLDMAN SACHS INTERNATIONAL
                                on behalf of Global Securities Services

                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                               Page 6 of 11 pages

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------

  99.1 Joint Filing Agreement, dated July 25, 2007, between Goldman Sachs International and The Goldman Sachs Group, Inc.

  99.2                 Item 7 Information

  99.3 Power of Attorney, dated May 23, 2006, relating to The Goldman Sachs Group, Inc.

  99.4 Power of Attorney, dated November 17, 2005, relating to Goldman sachs International



                               Page 7 of 11 pages

                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, without par value, of InNexus Biotechnology Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.


Date:  July 25, 2007


                                GOLDMAN SACHS INTERNATIONAL
                                on behalf of Global Securities Services

                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:  Roger S. Begelman
                                Title: Attorney-in-fact



                               Page 8 of 11 pages

                                                                  EXHIBIT (99.2)



                               ITEM 7 INFORMATION


     The securities being reported on by The Goldman Sachs Group, Inc. ("GS Group"), as a parent holding company, may be deemed to beneficially owned by Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc. ("GSS").



                               Page 9 of 11 pages

                                                                  EXHIBIT (99.3)




                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Yvette Kosic, Andrea Louro DeMar, John M. O'Rourke, Felicia J. Rector, Michael
T. Seeley, and Stephen Wong, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 23, 2006.



THE GOLDMAN SACHS GROUP, INC.


By:/s/ Gregory K. Palm
------------------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel



                               Page 10 of 11 pages

                                                                  EXHIBIT (99.4)



                                POWER OF ATTORNEY


     WE, GOLDMAN SACHS INTERNATIONAL (the "Company") of Peterborough Court, 133 Fleet Street, London EC4A 2BB, hereby appoint each of Roger S. Begelman, Yvette Kosic, John M. O'Rourke, Felicia J. Rector, Michael T. Seeley, and Stephen Wong acting singly, our true and lawful attorney, to execute and deliver in our name and on our behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, such documents to be in such form as such attorney may approve on our behalf, such approval to be conclusively evidenced by the execution thereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until December 31, 2007 or otherwise revoked in writing or in respect of eahc of the above named persons so long as he or she, as the case may be, remains an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, this Power of Attorney has been duly executed as a Deed on this 17th day of November 2005.



GOLDMAN SACHS INTERNATIONAL


By:/s/ Richard J. Levy
----------------------------
Name:  Richard J. Levy
Title: Managing Director



By:/s/ David J. Grounsell
----------------------------
Name:  David J. Grounsell
Title: Secretary



                               Page 11 of 11 pages